MAYFAIR GOLD PROVIDES Q2 2026 UPDATE ON FENN-GIB PROJECT ADVANCEMENT AND DE-RISKING ACTIVITIES

Toronto, Ontario, July 23, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (TSXV: MFG, NYSE American: MINE) is pleased to provide a progress update on activities completed during Q2 2026 and ongoing key work streams to advance and de-risk the Company’s 100% controlled Fenn-Gib Gold Project (“Fenn-Gib” or the “Project”) in Northern Ontario.

Key Highlights:

•Engineering & Design: Advancing front-end engineering design with Ausenco leading plant engineering, and site layout work for the planned 4,800 tonne-per-day process plant

•Grade Control Drilling: Concluded the grade control drilling program, which confirmed Resource model confidence and identified upside in higher-grade material

•Environmental Work and Advancing Permitting: Progressing environmental baseline studies and preparing the Ontario-led One Project, One Process environmental approval submission

•Infrastructure: Advanced powerline planning and engagement with HONI and IESO, while progressing site access options; advanced condemnation drilling review and geotechnical investigations for key infrastructure and plant site locations

•Exploration: Advancing compilation, mapping and prospecting across the expanded regional land package

•Capital Markets: Initiated early engagement with potential project financing parties

•Planned Activities for Q3: Plans to complete process plant FEED and tender detailed engineering, advance the 1P1P submissions and project financing discussions, and further de-risk earthworks, tailings storage facility and water management designs

Drew Anwyll, P.Eng., Chief Executive Officer of Mayfair Gold, stated: “Q2 was an important quarter for Mayfair as we continued to de-risk Fenn-Gib and move the Project toward development. This is the phase of project development where the foundations of great projects are built — through disciplined technical work, practical execution planning and strong collaboration. Since stepping into the CEO role, my focus has been on driving progress across the Fenn-Gib project design, permitting and execution strategies, while ensuring momentum is sustained across the critical work programs now underway. The progress achieved during the quarter reflects the strength of Mayfair’s team, technical specialists and interdisciplinary consultants, and reinforces our confidence in Fenn-Gib as a made-in-Ontario gold project with a practical path toward construction and production in an expedited timeframe.”

During Q2 2026, Mayfair advanced a broad range of technical, environmental, permitting, infrastructure, exploration, stakeholder engagement and capital markets initiatives in support of the Company’s strategy to progress Fenn-Gib through Ontario-led approvals, Indigenous agreements, and engineering, design and procurement work streams in parallel.

Key Q2 and ongoing 2026 activities include advancing front-end engineering design (“FEED”) work, encompassing process plant and infrastructure design optimization; evaluating grade control and condemnation drilling results; completing geotechnical investigations; progressing ongoing environmental baseline and permitting support programs; advancing electrical transmission planning and mining lease conversion activities; undertaking regional exploration; and maintaining ongoing engagement with Indigenous communities, investors and potential project financing counterparties.

Engineering and Project Design

During the quarter, Mayfair continued to advance FEED activities for the Fenn-Gib process plant, with Ausenco leading the plant engineering work. The Company’s technical team and engineering partners are progressing design updates and working to finalize the site layout for the planned 4,800 tonne-per-day plant. These efforts are intended to support constructability, reduce execution risk, refine capital cost estimates, and advance the Project beyond the 2026 Pre-Feasibility Study stage toward detailed engineering and pre-construction readiness.

Key areas of engineering focus include optimization of the plant primary crushing and grinding circuit design, including crushing and comminution optimization. Additional work included ore hardness testing to confirm SAG mill sizing and energy requirements, and continued evaluation of the flotation circuit to assess opportunities to reduce initial capital intensity while maintaining process performance. Mayfair has also initiated early engagement with leading process equipment suppliers to validate the plant process design and optimize equipment selection.

Earthworks, Geotechnical Investigations and Site Infrastructure

Mayfair commenced further de-risking and evaluation of key earthworks assumptions, including open pit pre-stripping, construction laydown and site development, road construction, tailings storage facility design, and water management infrastructure. The Company has also initiated early contractor engagement to refine construction execution strategies, material sourcing and movement requirements, and schedule planning. These activities are intended to improve confidence in the Project’s development path and support future procurement and construction planning.

During Q2, Mayfair completed a geotechnical site investigation program in collaboration with Knight Piésold and Ausenco to support the design and engineering of the proposed process plant and associated site infrastructure. The investigation was undertaken to characterize subsurface ground conditions and provide foundation design information for planned infrastructure. The program included diamond drilling, test pitting, detailed geotechnical logging, in-situ testing, and laboratory testing of soil and rock samples, comprising 11 geotechnical drill holes and six test pits across the proposed plant site area. The data collected will be used to inform detailed engineering studies and support ongoing project development activities.

Permitting and Environmental Baseline Programs

Mayfair continued to advance environmental design and baseline programs required to support the Company’s permitting strategy, including work associated with the One Project, One Process (“1P1P”) submission. Q2 activities included expansion of water quality and monitoring programs, targeted aquatic field work to improve understanding of fish community conditions, focused wildlife and species-at-risk surveys, continuation of air emissions baseline monitoring, and expansion of geochemistry programs for static and kinetic testing to inform tailings and waste rock management design.

Long-term geochemical test work is expected to continue to inform water quality predictions for operations and closure planning. The Company is also advancing supporting studies related to hydrology, aquatic habitat, terrestrial ecology and related environmental disciplines to support future regulatory submissions and detailed project design.

Grade Control Drilling

All results and evaluation of the Company’s grade control drilling program were finalized in Q2. The 56-hole, 4,200-metre diamond drilling program was carried out in late 2025 to confirm approximately one million tonnes of the probable mineral reserves from the 2026

Pre-Feasibility Study (“PFS”)1, representing approximately 25% of the Phase 1 planned design. The program was designed to validate the distribution and continuity of mineralization and refine planning assumptions related to ore shapes, dilution and ore loss.

Results from the program confirmed Mineral Reserve estimated grade and metal content in the tested area while providing future operational information on ore-waste contacts. For material above a 0.80 g/t gold cut-off grade (“COG”), the GC model returned similar grade and 2% more tonnes than predicted by the probable reserve model. For the higher-grade portion, above a 3.0 g/t Au COG, the GC model identified 28% more tonnes at 7% higher-grade, representing 37% more gold than the probable reserve model for the GC drilling test area.

The findings support the accuracy of the mineral reserve block model in the Stage 1 starter pit test area and validate the higher-grade component of the mineral reserve for mine planning. The results also suggest potential opportunities to process higher-grade ore earlier in the initial mining sequence.

Powerline and Access Infrastructure

Mayfair continued to progress planning for the proposed 115 kV powerline required to support future operations at Fenn-Gib. The Company has engaged with Hydro One Networks Inc. (“HONI”) and the Independent Electricity System Operator (“IESO”) regarding power allocation and grid connection requirements and has selected a primary engineering partner and Class Environmental Assessment consultant to advance the powerline design and related approvals work.

The Company is also advancing access infrastructure planning, including work related to the Highway 101 realignment Environmental Assessment process. This work is intended to support reliable site access, construction planning and future operations logistics.

Mining Lease Conversion

On June 20, 2025, Mayfair submitted a Letter of Intent to convert 62 mining cell claims to mining leases, including applications for both mineral and surface rights. In May 2026, the Ontario Ministry of Energy and Mines contacted the Company to request confirmation of the surveying firm that would conduct the required perimeter surveys, as survey instructions were being prepared by the Ministry. In June 2026, Mayfair retained a registered Ontario Land Surveyor (“OLS”) to complete the perimeter surveys required to support the lease

1 Please refer to the technical report entitled “Fenn-Gib Gold Project NI 43-101 Technical Report and pre-Feasibility Study” dated effective December 19, 2025 available on SEDAR+ at www.sedarplus.ca for further details.

conversion process. Commencement of survey work is pending issuance of survey instructions by the Ministry.

Condemnation Drilling

During Q1 2026, Mayfair commenced a condemnation diamond drilling program designed to evaluate the potential for economically significant mineralization underlying key proposed mining infrastructure locations within the planned mining footprint. The program was completed on May 19, 2026 and consisted of 23 NQ drill holes totaling 6,031 metres. To ensure a comprehensive evaluation of mineralization potential, all drill holes were sampled continuously over their entire length, from bedrock contact to end-of-hole. All assay results were received by the end of Q2, and the Company is currently evaluating the results.

Strategic Land Position and Exploration

On April 2, 2026, Mayfair announced the acquisition of the Guibord, Marriott and Holloway properties from Plato Gold Corp. The exploration properties are located in proximity to Fenn-Gib and overlay the regionally important Porcupine-Destor Fault Zone, providing additional exploration leverage and strategic land adjacent to the Project. At Guibord, historical drilling intersected 265 g/t Au over 0.50 metres in hole G09-01 associated with a syenite dyke and visible gold, while previous operators tested the North Zone returning 8.22 g/t Au over 2.1 metres, including 13.7 g/t Au over 1.22 metres. Mayfair is undertaking compilation work, mapping and prospecting during the current field season.

A dedicated exploration team is also completing prospecting and mapping on the Southern and Northern claim blocks, including litho-geochemical sampling and structural mapping to improve geological understanding of target areas. A geophysical survey is planned for late summer to early fall on the Southern Claim Block.

Planned Next-Quarter Work Programs

Planned work for the next quarter includes completion of the process plant FEED work, continued engagement with key process plant equipment suppliers, and tendering for detailed engineering of the plant. Mayfair also expects to advance submission of the 1P1P applications, continue project financing discussions, and further de-risk key earthworks, tailings storage facility and water management designs.

The Company also plans to continue advancing Indigenous community relationships, including ongoing engagement with AAN and other regional Indigenous communities, and increased coordination and interactions with the Town of Matheson as project planning, permitting, infrastructure and community engagement activities progress.

Sponsored Research and Advertising Service Agreements

The Company has entered into a research services agreement with Atrium Research Corporation ("Atrium") as of July 21, 2026 to assist in presenting its investment case and strategy to potential investors. Atrium will provide the Company with services which include in-depth research reports, media content and interviews, and research content distribution services. Pursuant to the agreement, the Company has agreed to pay a one-time fee in advance of C$47,000 for the services. The term of the research services agreement is 12 months. Atrium is wholly-owned and operated by its Co-Founders Ben Pirie and Nicholas Cortellucci and is an arm’s-length company based in Toronto, Ontario. Atrium has no present interest, directly or indirectly, in the Company or its securities and does not have any right or intent to acquire such an interest.

The Company has also entered into an advertising service agreement as of July 22, 2026 with Gold Standard Media LLC ("GSM") and its affiliates in connection with a digital advertising campaign. GSM will provide the Company with services which include landing pages, digital advertising, media buying, content distribution services and influencer marketing. Pursuant to the agreement, the Company has agreed to pay a one-time fee in advance of US$400,000 from cash on hand to facilitate the program. The advertising campaign is planned for a six-month term. GSM is led by Kenneth Ameduri, Juliet Ameduri and Lior Gantz. GSM is an arm’s-length company located in Georgetown, Texas. GSM and its affiliates have no present interest, directly or indirectly, in the Company or its securities and does not have any right or intent to acquire such an interest.

About Mayfair Gold

Mayfair Gold is a Canadian development-stage gold company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. Fenn-Gib hosts a 4.3 million ounce indicated mineral resource of gold (181.3Mt at an average grade of 0.74 g/t) and the expected strategy outlined in the 2026 Pre-Feasibility Study (the “PFS”) is to develop the Project under the provincial permitting process, targeting the higher-grade 1 million ounce probable mineral reserve (25.1Mt at an average grade of 1.29 g/t) sitting near-surface, highlighting the optionality and scalability provided by the deposit. The PFS also outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash flow2 of US$896 million over the first six years of production based on

2 Free cash flow does not have a standardized meaning and may not be comparable to similar measures presented by other issuers, referred to as non-GAAP financial measures. As the Corporation is not in production, the Corporation does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures may not be reconciled to the nearest comparable measures under IFRS.

a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering, and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. The Company also remains focused on exploration around the broader land package with the goal of enhancing mineral resource scale and growth opportunities.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Executive Officer of Mayfair, a QP as defined in NI 43-101.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, “forward-looking information”). The use of words such as “will”, “expected”, “planned”, “intended”, “potential”, “support”, “advance”, “de-risk”, “target”, “continue”, “may”, “could” and similar expressions is intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, statements relating to the advancement and de-risking of the Fenn-Gib Project; engineering, design, procurement, geotechnical, environmental, permitting, infrastructure, powerline, access, exploration, lease conversion, stakeholder engagement, Indigenous engagement and capital markets activities; potential optimization of the process plant, crushing, grinding and flotation circuits; potential reductions in capital intensity; contractor engagement and construction planning; future regulatory submissions and approvals; future geochemical, hydrological, aquatic, terrestrial and environmental studies; future survey work; evaluation of condemnation drilling results; potential processing of higher-grade ore earlier in the mine sequence; exploration plans and potential; project financing initiatives; the expected strategy to develop the Project under the provincial permitting process; targeting the higher-grade one million ounce mineral reserve; building and operating the Fenn-Gib Project; and all disclosure related to the PFS, including expected commencement of construction and production. Although Mayfair Gold believes that the expectations reflected in such forward-looking information are reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng.
CEO, Mayfair Gold Corp.
489 McDougall St

Matheson, ON P0K 1N0 Canada
+1 (855) 350-5600
info@mayfairgold.ca